Exhibit 99.177

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Issuer:

mCloud Technologies Corp. (the "Company")
550-510 Burrard Street

Vancouver, British Columbia V6C 3A8
Canada

2.	Date of Material Change:

April 15, 2021.

3.	News Release:

The news release was issued and disseminated on April 15, 2021 and subsequently filed on SEDAR.

4.	Summary of Material Change:

The Company closed a brokered public offering of 6,900,000 units of the Company (the "Units"), which includes the exercise of the Agent's Over-Allotment Option (as defined herein), at a price of $2.10 per Unit for aggregate gross proceeds of $14,490,000 (the "Offering"). The Offering was completed (i) in certain provinces of Canada, other than Quebec, by way of a prospectus supplement dated April 12, 2021 to the Company's short form base shelf prospectus dated April 28, 2020 for Nunavut and amended and restated short form base shelf prospectus dated April 28, 2020 for the provinces of Canada; and (ii) on a private placement basis in the United States to persons who are either (A) "qualified institutional buyers", as such term is defined in Rule 144A under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or (B) "accredited investors", as such term is defined in Rule 501(a) of Regulation D ("Regulation D") under the U.S. Securities Act, in each case, in compliance with Rule 506(b) of Regulation D and applicable U.S. state securities laws.

5.	5.1 – Full Description of Material Change:

In accordance with the terms and conditions of the Offering, each Unit is comprised of one common share of the Company (each, a "Common Share") and one common share purchase warrant of the Company (each, a "Warrant"). Each Warrant is exercisable to acquire one common share of the Company (each, a "Warrant Share") until April 15, 2024 at an exercise price of $2.85 per Warrant Share, subject to adjustment in certain events.

The Offering was led by ATB Capital Markets Inc. (the "Agent"). A.G.P./Alliance Global Partners and ATB Capital Markets USA Inc. acted as U.S. sub-agents to the Agent in connection with the Offering. In accordance with the terms and conditions of an agency agreement dated April 12, 2021 between the Company and the Agent, the Agent exercised in full an option granted by the Company to purchase up to an additional 900,000 Units under the Offering (the "Agent's Over-Allotment Option").

The Company expects to use the net proceeds of the Offering to advance the Company's Alberta- led environmental, social and governance and oil and gas decarbonization agenda, including the commercialization of its new AssetCare™ fugitive gas and leak detection solution, as well as to grow its business in the Middle East and Southeast Asia, with the remaining net proceeds to be used for working capital and general corporate purposes.

The TSX Venture Exchange (the "TSXV") has conditionally approved the listing of the Common Shares and Warrant Shares on the TSXV.

The securities referenced herein have not been and will not be registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom.

5.2 – Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer:

For further information, please contact Russel McMeekin, Chief Executive Officer, at 1.780.733.7550.

9.	Date of Report:

April 15, 2021.